FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS’ TTI-621 PROGRAM
FEATURED AT THE SOCIETY FOR
IMMUNOTHERAPY OF CANCER 32ND ANNUAL MEETING

TORONTO, Nov. 13, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that new preclinical and clinical data from ongoing Phase 1 a/b trials for its CD47-blocking agent, TTI-621 (SIRPa-IgG1 Fc), were presented this weekend at the Society for Immunotherapy of Cancer 32nd Annual Meeting in National Harbor, Maryland USA.

Poster Presentation P42: The checkpoint inhibitor TTI-621 (SIRPαFc) stimulates innate and adaptive immune responses in patients with hematologic and solid tumor malignancies.

This poster presentation highlighted key pharmacodynamic data collected from two ongoing clinical trials of TTI-621 (NCT02663518 and NCT02890368). Notably, dose intensification beyond 0.2 mg/kg/week was shown to result in increased drug exposure and CD47 occupancy while maintaining acceptable pre-dose platelet values. TTI-621 was also shown to induce cytokines and an NK cell gene signature consistent with innate immune activation. One DLBCL patient treated with TTI-621 and rituximab was shown to achieve a complete response that was temporally associated with changes in T cell receptor clonality. Collectively, these data suggest that TTI-621 is able to stimulate both innate and adaptive immune responses in patients with relapsed or refractory hematologic malignancies.

Poster Presentation P272: The anti-tumor effect of radiation therapy is enhanced with the addition of TTI-621 (SIRPaFc), an immune checkpoint inhibitor blocking the CD47 “do not eat” signal.

This poster presentation reported that TTI-621 enhanced the anti-tumor effect of radiation therapy in preclinical xenograft models. The combination of both modalities resulted in increased macrophage infiltration at tumor sites. The anti-tumor effect was particularly pronounced when both therapies were delivered concurrently. These data indicate a potential development path for dual modality therapy.

“The pharmacodynamic signals emerging from our two clinical studies are promising,” said Trillium’s Chief Scientific Officer Dr. Bob Uger. “These preliminary data are consistent with our hypothesis that blockade of CD47 with TTI-621 stimulates both the innate and adaptive arms of the immune system, which is fundamentally necessary to ensure long-term responses. Moreover, the observation of T cell receptor repertoire clonality changes correlating with the development of a complete response in a patient receiving TTI-621 and rituximab is interesting, and we look forward to reporting additional data at an upcoming conference.”

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's belief that TTI-621 is able to stimulate both innate and adaptive immune responses, and the expectation that with TTI-621 enhancing the anti-tumor effect of radiation therapy in preclinical models, this could offer a clinical development opportunity. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

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Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com